Filed by: First Citizens BancShares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CIT Group Inc. (Commission File No.: 001-31369)
Date: October 16, 2020

The following message was posted on First Citizens BancShares, Inc.’s (“First Citizens”) website on October 16, 2020.

First Citizens BancShares and CIT Group Announce Transformational Merger Agreement

Our company and CIT Group have jointly announced that we intend to merge later next year, pending regulatory and shareholder approvals. Read the news release for more details. [link below]

This transformational partnership is designed to create long-term value for all of our stockholders, customers, associates and the communities we serve. Both First Citizens and CIT have unique strengths that, when combined, is expected to create a top-performing commercial bank and a one-stop banking destination. A company with a full suite of retail, business and wealth products, well-positioned to compete and succeed across the entire nation.

This merger represents a significant milestone in our history. The combined company will operate under the First Citizens name and create a top 20 U.S. bank based on assets.

Together with its subsidiaries, CIT Group has operations coast-to-coast, a major focus on commercial banking, about 90 branches with a high concentration in Southern California, and a nationwide direct bank.

We’re not just creating a bigger bank. We’re creating an even better bank.

For our customers

What you need to know

Merging with CIT will take us to a whole new level. We’ll have greater capacity to serve a broader spectrum of businesses and individuals, and will be able to offer more convenience and value.

We’re excited about the potential this merger offers. CIT matches First Citizens for heritage, services, and commitment to the communities it serves. It’s the kind of bank we can feel proud bring into our company – and to our customers.

•	In the short term, you won’t see any change at all. Same service. Same values.
•	In the long term, you’ll get even more. More services, more ways to manage your money. More places to find us.

•	Together, First Citizens’ expertise in branch-based banking and CIT’s expertise in national direct banking will make us an unstoppable combination.
•	The merger will enhance our business offerings so we can satisfy most any client, from the smallest mom and pop shop to the biggest commercial enterprise.
•	We’ll still be headquartered in Raleigh, N.C., and will maintain significant operations centers in New York, Pasadena, Omaha, Columbia, Phoenix, Jacksonville and New Jersey.

A message from our Chairman
VIDEO
                           Transcript provided below.

“This is a transformational partnership for First Citizens and CIT designed to create long-term value for all of our constituents including our shareholders, our customers, our associates and our communities.”

Frank Holding, Jr.
Chairman and CEO of First Citizens BancShares

“The strength that is created as a larger U.S. bank will enable greater opportunities for our team, our customers and our communities.”

Ellen R. Alemany
Chairwoman and CEO of CIT Group

Below is a transcript of the video made available by First Citizens on October 16, 2020

Hello.  My name’s Frank Holding.  I’m Chairman and CEO of First Citizens Bank.

I have exciting news to share.  Over the next year, First Citizens Bancshares, our holding company, and First Citizens Bank, will be combining with CIT Group.

CIT provides both commercial banking and consumer banking solutions nationwide. Their leading commercial banking business delivers a client-centered approach to small and mid-market clients. And their consumer banking business goes to market digitally through both a national direct bank, and a retail branch network primarily in Southern California.

How does this affect our customers?

In the short term, not at all.  Everything you count on us for will stay the same.  Same service, same values, same commitment to helping you do more with your money.

In the long run, what you’ll get is more.  More services, more ways to manage your money, more places to find us.

Together, First Citizens and CIT will be one of the top 20 U.S. banks, with a coast-to-coast footprint.  But we’re not just making a bigger bank, we’re making an even better bank.  For you,  our customers.  And for the future.

We’re excited about this news.  And I certainly hope you will be, too.

News Release Link: https://www.firstcitizens.com/about-us/newsroom/news-releases/2020/cit-group-merger-announcement

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict.  Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed merger and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Citizens and CIT, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the proposed merger, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC.

Important Information about the Merger and Where to Find It

First Citizens intends to file a registration statement on Form S-4 with the SEC to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the proposed transaction.  The registration statement will include a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens.  The definitive joint proxy statement/prospectus will be sent to the stockholders of First Citizens and CIT seeking their approval of the proposed merger and the issuance of First Citizens shares in the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com.  Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in Solicitation

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the proposed merger under the rules of the SEC.  Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed with the SEC.  Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC.  Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC.  These documents can be obtained free of charge from the sources described above.